545 Speedvale Ave. W.
Guelph, Ontario,
Canada N1K 1E6
Tel: +1 519-837-1881
Fax: +1 519-837-2250
www.canadiansolar.com

August 13, 2013

VIA EDGAR CORRESPONDENCE

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          Canadian Solar Inc.

Registration Statement on Form F-3, as amended

Registration No. 333-189895

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Canadian Solar Inc. (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective by 4:00 p.m. eastern time on August 13, 2013. Please send a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement to our counsel, Kirkland & Ellis, Attention: Benjamin Su, by facsimile at +852 3761-3301. Mr. Su’s direct line is +852 3761-3306.

The Registrant acknowledges the following:

•      should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

Canadian Solar Inc.

By:	/s/ Shawn (Xiaohua) Qu
Name:	Shawn (Xiaohua) Qu
Title:	Chairman and Chief Executive Officer